SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER



                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                    Report on Form 6-K dated August 10, 2006


                            ________________________


                                    HEAD N.V.

                                    Rokin 55
                                1012 KK Amsterdam
                                 The Netherlands
                                 +31 20 625 1291
                              --------------------
                    (Address of Principal Executive Offices)


          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

           Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|


       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to
            Rule 12g3-2(b) under the SecuritiesExchange Act of 1934.

                                Yes: |_| No: |X|


Enclosures:       Press release for Head N.V.'s Interim Report for the Period
                  Ended June 30, 2006.

SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, Head N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                HEAD N.V.


Date:  August 10, 2006                          By:  /s/ JOHAN ELIASCH
                                                     ---------------------

                                                Name:    Johan Eliasch
                                                Title:   Chief Executive Officer

                                                   [HEAD LOGO] [GRAPHIC OMITTED]

Press Release

HEAD NV Announces Results for the Three Months ended 30 June 2006
Amsterdam - August 10th 2006 - Head N.V. (NYSE: HED; VSX: HEAD), a leading global manufacturer and marketer of sports equipment, announced the following results today.

For the three months ended 30 June 2006 compared to the three months ended 30 June 2005:

o     Net revenues were down 5.3% to (euro)63.8 million
o Operating result before restructuring costs and gain on sale of property, decreased by (euro)3.2 million to a loss of (euro)2.9 million.
o     The loss for the period was (euro)4.1 million compared to a profit of
      (euro)3.2 million in 2005.

For the six months ended 30 June 2006 compared to the six months ended 30 June 2005:

o     Net revenues were up 1.1% to (euro)131.5 million
o Operating result, before restructuring costs and gain on sale of property, decreased by (euro)0.3 million to a loss of (euro)7.1 million.
o The loss for the period was (euro)9.7 million compared to (euro)3.8 million profit for HY 2005.

Johan Eliasch, Chairman and CEO, commented:

"The half-year results have met our expectations, with revenues & gross margins in line with prior year.

The Winter Sports division, in particular, has performed strongly, with encouraging revenue growth, and solid margin improvement. Conditions for the Racquet Sports division have been challenging in Q2 06; the equivalent 05 period saw the launch of the Flexpoint technology, and 2006 margins have been impacted by raw material price increases for balls.

Based on our half-year results, we remain positive in our outlook & continue to anticipate an improvement on last year's results."

Results for the Three and Six Months ended June 30, 2006 and 2005

                                               For the Three Months         For the Six Months
                                                  ended June 30,               ended June 30,
                                              ---------------------------------------------------
                                               2006          2005             2006        2005
                                              ----------- -----------     ----------- -----------
                                              (unaudited) (unaudited)     (unaudited) (unaudited)
                                                  (in thousands)              (in thousands)
Product category:
Winter Sports .........................(euro) 9,593  (euro)  10,208    (euro)  29,779   (euro)  26,118
Racquet Sports ........................      36,631          37,409            72,866           69,339
Diving ................................      16,833          17,737            27,859           32,146
Licensing .............................       2,247           3,336             4,732            5,616
                                       -------------  --------------   ---------------  ---------------
Total revenues .......................       65,303          68,690           135,236          133,220
Sales Deductions .....................       (1,479)         (1,327)           (3,697)          (3,127)
                                       -------------  --------------   ---------------  ---------------
   Total Net Revenues ................(euro) 63,825  (euro)  67,363    (euro) 131,539   (euro) 130,093
                                       =============  ==============   ===============  ===============

Winter Sports

Winter Sports revenues the three months ended June 30, 2006 decreased by
(euro)0.6 million, or 6.0%, to (euro)9.6 million from (euro)10.2 million in the comparable 2005 period due to slower sales in the 2nd Quarter 2006. For the six months ended June 30, 2006, Winter Sports revenues increased by (euro)3.7 million, or 14.0%, to (euro)29.8 million from (euro)26.1 million in the comparable 2005 period. This increase was due to higher sales volumes of skis, bindings, ski boots and snowboard equipment as a consequence of good snow conditions in the winter season 2005/2006 and relatively low inventory at retail level.

Racquet Sports

Racquet Sports revenues for the three months ended June 30, 2006 decreased by
(euro)0.8 million, or 2.1%, to (euro)36.6 million from (euro)37.4 million in the comparable 2005 period. This was mainly due to lower sales prices for tennis racquets due to the introduction of our Flexpoint racquets in the 2nd. quarter of 2005. For the six months ended June 30, 2006, Racquet Sports revenues increased by (euro)3.5 million, or 5.1%, to (euro)72.9 million from (euro)69.3 million in the comparable 2005 period. This increase was mainly due to higher sales volumes in tennis racquets and balls partly offset by decreased sales volumes of our bags. In addition, the weakening of the euro against the U.S. dollar in the reporting period contributed to the positive development.

Diving

Diving revenues for the three months ended June 30, 2006 decreased by (euro)0.9 million, or 5.1%, to (euro)16.8 million from (euro)17.7 million in the comparable 2005 period. For the six months ended June 30, 2006, Diving revenues decreased by (euro)4.3 million, or 13.3%, to (euro)27.9 million from (euro)32.1 million in the comparable 2005 period. This decrease was mainly due to a special product launch in the first quarter of 2005 (Limited Edition) which was not repeated in 2006.

Licensing

Licensing revenues for the three months ended June 30, 2006 decreased by
(euro)1.1 million, or 32.7%, to (euro)2.2 million from (euro)3.3 million in the comparable 2005 period. For the six months ended June 30, 2006, licensing revenues decreased by (euro)0.9 million, or 15.7%, to (euro)4.7 million from
(euro)5.6 million in the comparable 2005 period due to termination of a footwear license agreement which will be replaced by our own distribution and a termination of an apparel licence agreement in the UK which will be replaced next year.

Profitability

Sales deductions for the three months ended June 30, 2006 increased by (euro)0.2 million, or 11.4%, to (euro)1.5 million from (euro)1.3 million in the comparable 2005 period. For the six months ended June 30, 2006, sales deductions increased by (euro)0.5 million, or 18.3%, to (euro)3.7 million from (euro)3.1 million in the comparable 2005 period due to increased sales in winter sports and racquet sports.

Gross Profit for the three months ended June 30, 2006 decreased by (euro)3.8 million to (euro)26.1 million from (euro)29.9 million in the comparable 2005 period. Gross margin decreased to 40.9% in 2006 from 44.4% in the comparable 2005 period. This was mainly due to decreased gross profit in tennis balls due to increased material prices, tennis racquets caused by unfavorable country mix and the launch of Flexpoint racquets in 2nd quarter 2005 and lower gross profit in license due to lower revenues. For the six months ended June 30, 2006 gross profit decreased by (euro)0.2 million to (euro)52.7 million from (euro)52.9 million in the comparable 2005 period. Gross margin decreased to 40.1% in 2006 from 40.7% in the comparable 2005 period. Positive development in all of our winter sports product lines were offset by reduced gross profit in diving and licensing due to lower revenues.

Selling and Marketing Expense for the three months ended June 30, 2006, increased by (euro)0.2 million, or 1.1%, to (euro)21.6 million from (euro)21.4 million in the comparable 2005 period. For the six months ended June 30, 2006, selling and marketing expenses increased by (euro)0.2 million, or 0.5%, to
(euro)44.6 million from (euro)44.4 million in the comparable 2005 period. This increase was mainly due to the weakening of the euro against the U.S. dollar and higher advertising and departmental selling expenditures.

General and Administrative Expenses for the three months ended June 30, 2006, remained stable compared to the comparable 2005 period at (euro)7.7 million. For the six months ended June 30, 2006, general and administrative expenses increased by (euro)0.5 million, or 3.3%, to (euro)15.5 million from (euro)15.0 million in the comparable 2005 period. This increase was due to higher non-cash compensation expenses of (euro)0.6 million, resulting from the new Head Executive Stock Option Plan 2005 implemented in the third quarter 2005 as well as due to the weakening of the euro against the U.S. dollar.

As a result of the foregoing factors, for the three months ended June 30,

2006, the Company reported an operating loss of (euro)2.9 million compared to an operation profit of (euro)3.7 million in the comparable 2005 period. For the six months ended June 30, 2006 the operating loss increased by (euro)3.7 million to
(euro)7.1 million from (euro)3.4 million in the comparable 2005 period. Operating loss for the six months ended June 30, 2006 before the sale of property and restructuring costs increased by (euro)0.2 million compared to the comparable 2005 period.

For the three months ended June 30, 2006, interest expense decreased by
(euro)0.1 million, or 4.0%, to (euro)3.1 million from (euro)3.2 million in the comparable 2005 period. For the six months ended June 30, 2006, interest expense decreased by (euro)0.4 million, or 6.2%, to (euro)6.1 million from (euro)6.6 million in the comparable 2005 period. This decrease was due to the repurchase of a portion of our 8.5% senior notes in 2005.

For the three months ended June 30, 2006, interest income decreased by (euro)0.8 million, or 62.5%, to (euro)0.5 million from (euro)1.3 million in the comparable 2005 period. For the six months ended June 30, 2006, interest income decreased by (euro)0.7 million, or 43.9%, to (euro)0.9 million from (euro)1.5 million in the comparable 2005 period. This decrease was due to the gain of (euro)0.9 million on the repurchase of our 8.5% senior notes realized in 2005.

For the three months ended June 30, 2006, the Company had other non-operating expense, net of (euro)0.1 million compared to other non-operating income, net of
(euro)0.8 million in the comparable 2005 period. For the six months ended June 30, 2006 other non-operating result decreased by (euro)1.5 million mainly due to foreign currency fluctuations which resulted in a gain in the comparable 2005 period.

For the three months ended June 30, 2006, income tax benefit was (euro)1.5 million, an increase of (euro)0.8 million compared to income tax benefit of
(euro)0.7 million in the comparable 2005 period. For the six months ended June 30, 2006, income tax benefit was (euro)2.8 million, a decrease of (euro)0.4 million compared to income tax benefit of (euro)3.1 million in the comparable 2005 period due to the decrease in pre-tax loss for which the realization through future taxable profits is probable.

As a result of the foregoing factors, for the three months ended June 30, 2006, we had a loss of (euro)4.1 million, compared to an income of (euro)3.2 million in the comparable 2005 period. For the six months ended June 30, 2006, we had a loss of (euro)9.7 million, compared to a loss of (euro)3.8 million in the comparable 2005 period.

Consolidated Results

                                               For the Three Months           For the Six Months ended
                                                  ended June 30,                     June 30,
                                           ------------------------------ ---------------------------------
                                                2006            2005            2006             2005
                                           -------------   -------------- -----------------  --------------
                                              (unaudited)    (unaudited)    (unaudited)       (unaudited)
                                                  (in thousands)

Total net revenues .......................(euro)  63,825  (euro)  67,363   (euro) 131,539   (euro) 130,093
Cost of sales ............................        37,717          37,473           78,805           77,177
                                           -------------   --------------   ---------------  --------------
  Gross profit ...........................        26,108          29,890           52,734           52,916
                                           =============   ==============   ===============  ==============
  Gross margin ...........................         40.9%           44.4%            40.1%            40.7%
Selling and marketing expense ............       21,616           21,391           44,637           44,434
General and administrative expense .......        7,712            7,744           15,515           15,017
Gain on sale of property, plant and
  equipment...............................           --           (5,876)              --           (5,876)
Restructuring costs ......................           --            2,400               --            2,400
Other operating (income) expense, net ....         (305)             511             (303)             324
                                           -------------   --------------   ---------------  --------------
  Operating profit (loss) ................       (2,915)           3,721           (7,115)          (3,383)
                                           =============   ==============   ===============  ==============
Interest expense .........................       (3,070)          (3,196)          (6,145)          (6,551)
Interest income ..........................          482            1,286              869            1,516
Other Non-operating income (expense) .....          (50)             750              (83)           1,457
Income tax benefit .......................        1,497              677            2,766            3,120
                                           -------------   --------------   ---------------  --------------
  Profit (Loss) for the period ...........(euro) (4,056)  (euro)   3,237   (euro)  (9,708)  (euro)  (3,841)
                                           =============   ==============   ===============  ==============


About Head

Head NV is a leading global manufacturer and marketer of premium sports equipment.

Head NV's ordinary shares are listed on the New York Stock Exchange ("HED") and the Vienna Stock Exchange ("HEAD").

Our business is organized into four divisions: Winter Sports, Racquet Sports, Diving and Licensing. We sell products under the Head (tennis, squash and racquetball racquets, alpine skis and ski boots, snowboards, bindings and boots and tennis balls), Penn (tennis and racquetball balls), Tyrolia (ski bindings), and Mares/Dacor (diving equipment) brands.

We hold leading positions in all of our product markets and our products are endorsed by some of the world's top athletes including Andre Agassi, Marat Safin, Swetlana Kusnezowa, Bode Miller, Johann Grugger, Marco Buchel and Maria Riesch.

For more information, please visit our website: www.head.com

Analysts, investors, media and others seeking financial and general information, please contact:

Vicki Booth, Investor Relations
Tel: +44 207 499 7800
Fax: +44 207 491 7725
E-mail: headinvestors@aol.com

Ralf Bernhart, Chief Financial Officer
Tel: +43 1 70 179 354
Fax +43 1 707 8940

This press release should be read in conjunction with the company's report for the 6 months ended 30 June 2006.

This press release and the statements of Mr. Johan Eliasch quoted herein contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. Investors are cautioned that all forward-looking statements involve risks and uncertainties. Although Head believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements included in this press release will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included and quoted herein, the inclusion of such information should not be regarded as a representation by Head or any other person that the objectives and plans of Head will be achieved.